August 2, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Ms. Kathleen C. Haines
Senior Vice President, Chief Financial Officer and Treasurer
One Station Place
Stamford, Connecticut 06902

Re: OMI Corporation
Form 10-K for the year ended December 31, 2005
Commission file #: 001-14135

Dear Ms. Haines:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief